Exhibit 99.1

[LOGO] CELLTECH

CELLTECH ANNOUNCES APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

Slough, UK - April 16, 2003: Celltech Group PLC (LSE: CCH, NYSE: CLL) today announced the appointment of Dr. Goran Ando (54) as CEO, with immediate effect. Dr. Ando served as President of R&D at Pharmacia Corporation until its acquisition by Pfizer, which completed on 15 April 2003. Dr. Ando’s extensive business role as an Executive Vice President of Pharmacia incorporated responsibility for business development, including mergers and acquisitions, and for manufacturing. Dr. Ando’s previous appointments (summarised in the attached CV) included a period as R&D Director for Glaxo Group Research.

Dr. Ando succeeds Dr. Peter Fellner, who has been CEO of Celltech since 1990. Dr. Fellner will take up the position of Chairman with immediate effect, following the retirement of Mr. John Jackson.

Dr. Fellner commented, “In appointing Dr. Ando as Celltech’s new Chief Executive Officer, we have selected an individual who not only has an exceptional track record in drug discovery and development appropriate for a leading R&D based biotechnology company, but one who also has extensive business experience and capabilities to guide Celltech through its next phase of growth. We are delighted that someone of his stature will be taking up the leadership of Celltech.

Goran and I have worked closely together during the past two years, in the context of Celltech’s landmark partnership with Pharmacia, and he brings to Celltech qualities which I believe will accelerate the Company’s development as a global biotechnology leader”.

The Celltech management team reporting to Dr. Ando will be:

•	Peter Allen, who is appointed Deputy CEO, with further operational responsibilities, in addition to his continuing role as Chief Financial Officer.
•	Dr. Melanie Lee, Director of R&D.
•	Ingelise Saunders, CEO of Celltech Pharmaceuticals.
•	Peter Nicholls, Group HR Director.

Dr. Ando commented, “Celltech is a world-leading biotechnology company with an exciting and innovative product pipeline. I am looking forward immensely to working with its management and scientists at this very exciting stage in the company’s development.”

The Board of Celltech thanks Mr. John Jackson for his very valuable contribution as Chairman over a 20 year period, during which Celltech has developed from an early-stage research-based company into one of the largest European biotechnology companies.

Contacts:

Dr. Peter Fellner	Chairman	(44) (0) 1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick (London)	(44) (0) 207 404 5959
Fiona Fong	Brunswick (London)	(44) (0) 207 404 5959
Cindy Leggett-Flynn	Brunswick (New York)	(1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe’s largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for Editors Dr. Goran Ando - Curriculum vitae

Curriculum Vitae Dr. Goran A. Ando

Personal Details

Date of Birth:	March 6, 1949
Marital status:	Married (2 children)

Education

Saltsjobaden High School, Sweden:	Graduated 1967
Linkoping Medical University:	Graduated 1973, MD
Specialist, General Medicine:	1978

Professional

1973 -1977	House Physician Visby Hospital, Sweden

1978 -1980	Medical Director Pfizer AB, Sweden

1980 -1983	Director Clinical Research, Pfizer International, NY USA

1983 -1985	Vice President, Medical & Scientific Affairs Bristol-Myers International Group, NY USA

1986 - 1989	Medical Director, promoted to President Astra Research Centre, Sweden

1989 -1995	Joined as Medical Director; promoted to Deputy R&D Director, and then R&D Director for Glaxo Group Research. For two years, was also responsible for Product Strategy (= central marketing) group. Managing Director of Glaxo Group Ltd. Member of Group Executive Committee Glaxo Ltd., UK

Executive Vice President & Deputy CEO Pharmacia AB, Sweden

1995 - 1997	Executive Vice President, Worldwide Science & Technology Pharmacia & Upjohn, UK

Chairman Pharmacia & Upjohn AB, Sweden

1997 - Present	Executive Vice President and President, Research & Development, with additional responsibility for manufacturing, IT, business development, mergers & acquisitions. Pharmacia Corporation, NJ USA

Other

Member, Board of Directors Biotechnology Industry Organization (BIO) Washington, DC

Member, Board of Directors Agency of Science, Technology & Research (A*STAR) Singapore

Chairman of Board (1995-1999) MorphoSys GmbH Munich, Germany

Chairman of Board (1996-1999) Prolifix Limited London, UK

Chairman of Board (1998-2000) IntrinsiQ Data Corporation Boston, MA

Honorary Doctorate in Medicine (awarded 2002) Karolinska Institute Stockholm, Sweden
Honorary Doctorate in Medicine (awarded 2002) Karolinska Institute Stockholm, Sweden

William Pitt Fellow (1997 - present) Pembroke College Cambridge University

Founding Fellow American College of Rheumatology